SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 23, 2002

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On April 23, 2002, Irwin Financial Corporation announced its first quarter earnings as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued April 23, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: April 23, 2002   By: /s/ GREGORY F. EHLINGER

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued April 23, 2002

Irwin Financial
Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202
812.376.1909
812.376.1709 Fax

www.irwinfinancial.com



News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications	812.376.1917
Greg Ehlinger, Chief Financial Officer	812.376.1935
Conference call 1:00 EDT April 23, 2002	866.418.3599
Replay (passcode: 5636868)	888.843.8996


**IRWIN FINANCIAL CORPORATION ANNOUNCES
FIRST QUARTER EARNINGS**


Revenues and Net Income Increase Year-over-Year on Strong Mortgage Banking and Commercial Banking Results
- Favorable interest rates for mortgage loan originations.
- Growing net interest income in commercial banking, reflecting portfolio growth and improved net interest margin.
- Challenging credit environment, with signs of stabilizing credit quality.

(Columbus, IN, April 23, 2002) Irwin Financial Corporation (NYSE: IFC), an interrelated group of specialized financial services companies focusing on mortgage banking, small business lending, and home equity lending, today announced net income for the first quarter of 2002 of $9.9 million or $0.39 per diluted share. This compares with net income of $9.2 million or $0.41 per diluted share during the same period in 2001, an increase in earnings of 8.5 percent, but a decrease in earnings per share of 4.9 percent, reflecting dilution from our recent common stock offering. The increase in net income is largely due to strong first mortgage loan originations and significantly improved profits in the commercial banking line of business.

First quarter 2002 revenues totaled $90.0 million, compared with revenues of $89.7 million a year earlier. Return on average common equity during the first quarter was 14.7 percent.

"Given the environment in which we are operating, we are pleased with our accomplishments this quarter," said Will Miller, Chairman of Irwin Financial. "Each of our operating companies had meaningfully improved performance compared with a year earlier, with the exception of our home equity line of business, which has performed as anticipated as it transitions from a gain-on-sale to an on-balance sheet financing model. We raised the capital we need to support our growth and the new regulatory treatment of residuals. We demonstrated that, even if we had not recorded a modest gain-on-sale at our home equity line of business, we would be solidly profitable."

Financial highlights for the quarter included:

$ in millions, except EPS	1Q 2002	1Q 2001	Percent Change
Total Consolidated Net Revenues	$90.0	$89.7	0%
Net Income:			
> **Mortgage Banking**	10.3	6.3	63
> **Commercial Banking**	3.8	1.4	173
> **Home Equity Lending**	-2.9	3.4	NA
> **Equipment Leasing**	0.4	-0.4	NA
> **Venture Capital**	-0.9	-1.4	41
> **Parent and Other**	-0.8	0.2	NA
Total Consolidated Net Income	9.9	9.2	8.5
Earning per Share (EPS) (diluted)	0.39	0.41	-4.9
Return on Average Equity	14.7%	19.5%	

Delinquency ratio (30 days and beyond) trends for our principal credit-related portfolios are shown below.

	Commercial Loans	Home Equity Loans	Equipment Leases
Owned Portfolio (*$ Billion*)	$1.4	$2.0	$0.3
30-Day + Delinquency			
• **March 31, 2002**	0.06%	4.98%	1.41%
• **December 31, 2001**	0.38	5.07	2.02
• **March 31, 2001**	0.19	4.32	1.59
• **December 31, 2000**	0.46	4.35	1.06

Line of Business Results

Mortgage Banking

Net income at our mortgage banking line of business (www.irwinmortgage.com) totaled $10.3 million in the first quarter of 2002, an increase of $4.0 million or 63 percent compared with the year earlier period due to strong mortgage originations.

Mortgage loan originations totaled $1.9 billion during the first quarter, a year-over-year increase of $0.1 billion or 3 percent. Refinanced loans accounted for 54 percent of first quarter production, compared with 56 percent in the year earlier period. In addition, loans for the purchase of new homes increased 9 percent year-over-year. Gains from the sales of loans into the secondary market increased $10.1 million or 56 percent, compared with the first quarter of 2001, reflecting favorable pricing conditions.

Our first mortgage servicing portfolio totaled $13.9 billion as of March 31, 2002, a year-over-year increase of 49 percent, reflecting strong production and greater retention of servicing on loans sold. The market value of our servicing portfolio totaled $274.0 million as of March 31, 2002, compared with the balance sheet carrying value of $239.3 million, reflecting balance sheet valuation at the lower of cost or market. Included in net income during the first quarter 2002 were an impairment recovery of $10.7 million and a hedging loss totaling $8.1 million.

Commercial Banking

The commercial banking line of business (www.irwinunion.com) earned $3.8 million in the first quarter of 2002, an increase of $2.4 million or 173 percent compared with a year earlier. The increase in net income largely reflects year-over-year growth of $4.4 million or 46 percent in net interest income after provision for loan losses and a $1.2 million increase in other revenues, principally mortgage origination and other fees.

The commercial banking line of business' total loan portfolio of $1.6 billion increased $0.4 billion, or 39 percent year-over-year. The net interest margin for the line of business in the first quarter of 2002 was 4.10 percent, compared with 3.70 percent during the first quarter of 2001. Core deposits totaled $1.1 billion as of March 31, 2002, an annual increase of 35.4 percent, reflecting success in deposit gathering initiatives.

Included in first quarter net income was $2.2 million in provision for loan and lease losses, a year-over-year increase of $1.4 million or 171 percent, reflecting portfolio growth, general economic conditions, and increased charge-offs in the commercial banking line of business. Net charge-offs totaled $0.7 million during the first quarter of 2002 or 0.19 percent of average loans on an annualized basis, compared with 0.29 percent of average loans in the fourth quarter of 2001. Loan loss reserves to loans totaled 1.02 percent as of March 31, 2002, compared with 0.85 percent a year earlier.

Home Equity Lending

Our home equity lending business (www.ihe.com) lost $2.9 million during the first quarter of 2002, a $6.3 million decline as compared to the first quarter of 2001.

Loan origination volume totaled $247 million, a 37 percent year-over-year increase. The owned home equity portfolio totaled $2.0 billion at quarter-end, compared with $1.7 billion a year earlier, a 17 percent increase. Capitalized residual assets totaled $191 million as of March 31, 2002, compared with $173 million a year earlier and $199 million at year-end 2001. Included in the $191 million is $49 million and $20 million, respectively, of present value related to overcollateralization and estimated early prepayment fees. Total residual assets represented approximately 45 percent of consolidated Tier 1 capital on a pre-tax basis as of March 31, 2002.

The home equity line of business delivered and recognized a gain on sale of $2.2 million on $32 million of loans sold into the secondary market as the final delivery of a third quarter 2001 securitization transaction. This was the last collateral delivery required as part of that bond sale and the line of business has now begun its transition away from securitizations structured in a manner that require sale treatment under SFAS 140 and that create residual interests. As previously announced, any future home equity securitization fundings undertaken while Irwin Financial's ratio of residual assets to Tier 1 capital is greater than 25% will be structured as secured financings so as to avoid creation of additional residual assets. In addition to the delivery of $32 million to the 2001 securitization trust, the line of business recognized a gain on sale of $4.4 million on the sale of $149 million of loans in a cash-based whole loan transaction with no retained recourse, other than normal representations and warranties. The home equity line of business will continue as servicer of these loans.

As noted above, 30 day and greater delinquencies as of March 31, 2002, were slightly lower than at year-end, although annualized charge-offs on the line of business' owned portfolio totaled 2.52 percent, compared with 2.01 percent during the fourth quarter of 2001. Management believes this trend of lower delinquencies but higher charge-offs will continue for a time assuming general economic conditions slowly improve as expected. The line of business impaired its residual asset by $7.2 million reflecting additional credit reserves to reflect these higher charge-offs and recorded a loan loss provision of $6.6 million as it builds its on-balance sheet allowance for loan losses.

Equipment Leasing

Our small-ticket leasing line of business had a loss of $0.1 million prior to the effect of a change in accounting principle. This loss compares to a loss of $0.4 million during the same period in 2001. Net income during the first quarter of 2002, including the reversal of unamortized negative goodwill related to a 2000 acquisition, totaled $0.4 million. The elimination of negative goodwill is required under newly issued SFAS 142, "Goodwill and Other Intangible Assets," a new accounting standard effective January 1, 2002.

Lease and loan fundings totaled $39.7 million in the first quarter, a year-over-year increase of 17 percent. The equipment lease and loan portfolio totaled $278 million at March 31, 2002, a $108 million or 63 percent annual increase.

Venture Capital

Irwin Ventures (www.irwinventures.com) lost $0.9 million during the first quarter, compared with a loss of $1.5 million a year earlier, reflecting portfolio valuation adjustments due to effects of the recession on the sales cycles of development stage companies.

The company's investment portfolio had a $5.7 million carrying value as of March 31, 2002, compared with a cost basis of $11.1 million.

Balance Sheet

Our consolidated assets totaled $3.5 billion as of March 31, 2002, a $0.7 billion increase from a year earlier, principally reflecting increases in portfolio loans at the commercial banking and home equity lines of business. Our loan and lease portfolio totaled $2.3 billion as of March 31, 2002, an increase of $1.0 billion or 73 percent from a year earlier, reflecting a combination of loan growth and a reclassification of loans from held-for-sale to held-for-investment at the home equity line of business. The reclassification resulted from the transition from a gain-on-sale to an on-balance sheet financing model. Risk-based assets totaled $4.5 billion at March 31, 2002.

Nonperforming assets (including other real estate owned of $5.2 million) were $24.0 million or 0.68 percent of total assets as of March 31, 2002, up from $11.6 million or 0.41 percent of total assets a year earlier. Net charge-offs for the quarter totaled $2.3 million, compared to $1.0 million a year earlier, reflecting increases at the commercial banking, home equity lending, and leasing lines of business. Our on-balance sheet allowance for loan and lease losses totaled $30.3 million as of March 31, 2002, compared with $13.6 million a year earlier. The year-over-year increases in nonperforming assets and allowance for losses are principally the result of loan growth and deteriorating credit quality during 2001, as well as, the new balance sheet treatment of home equity loans noted above. As of March 31, 2002, the consolidated on-balance sheet ratio of allowance for loan and lease losses to total loans and leases was 1.33 percent, compared with 1.03 percent a year earlier. The ratio of allowance for loan and lease losses to nonperforming loans and leases totaled 161 percent at quarter-end, compared with 186 percent a year earlier. We also carry $133.2 million of undiscounted reserves embedded in the residuals held on our securitized home equity portfolio or 8.3 percent of the outstanding principal balance, compared with $98.1 million or 6.9 percent a year earlier.

We had $323 million or $11.66 per share in common shareholders' equity as of March 31, 2002, a year-over-year per share increase of 26 percent. The majority of this increase reflects the sale during the first quarter of 6.2 million shares of common stock, resulting in net proceeds of approximately $82 million. The Corporation's Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 11.6 percent and 12.7 percent, respectively, as of March 31, 2002, compared with 9.8 percent and 12.6 percent respectively, a year earlier. These compare to "well-capitalized" regulatory standards of 5.0 percent and 10.0 percent, respectively.

Forward Earnings Guidance

Given the current economic and business climate, we expect estimated consolidated net income of approximately $36 million in 2002 and approximately $54 million in 2003[1]. As announced in November 2001, changes in federal banking regulations for securitization residual interests have caused us to eliminate the use of securitization structures that require use of gain-on-sale accounting under SFAS 140. This will have the effect of delaying income recognition for our home equity line of business when compared to past practice. Although this change in accounting policy will delay income recognition in 2002 for the home equity line of business, we expect to remain solidly profitable as we transition off gain-on-sale accounting. In addition, management anticipates that, after 2002, we can again achieve our long-term financial objectives of annual earnings per share growth of at least 12 percent and return on common equity of greater than 15 percent.

About Irwin Financial

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history dating to the founding of Irwin's Bank in 1871. The Corporation, through its five major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Capital Holdings, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words such as "believes," "will," "continue," "improve," "assumptions," "forecasts," " remain," " anticipates," " achieve," and similar expressions, are intended to identify forward-looking statements. We undertake no obligation to update publicly any of these statements in light of future events.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in interest rates, which may affect consumer demand for our products and the valuation of our servicing portfolio; refinancing opportunities, which may affect

---

[1] These estimates include $2.7 million of after-tax interest expense on convertible trust preferred securities, which would be added back to net income for purposes of calculating fully diluted earnings per share under generally accepted accounting principles. These estimates are based on various factors and current assumptions management believes are reasonable, including current industry forecasts of a variety of economic and competitive factors. However, projections are inherently uncertain, and actual earnings may differ significantly from these estimates in the future due to uncertainties and risks related to our business, including those described in this release.

the prepayment assumptions used in our valuation estimates; unanticipated deterioration in the credit quality of our assets; difficulties in selling residual assets as contemplated; difficulties in delivering home equity loans to the secondary market as planned; difficulties in expanding our business or raising capital as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; legislative or regulatory changes, including changes in the interpretation of new regulatory capital rules; changes in applicable accounting policies or principles or their application to our businesses; or governmental changes in monetary or fiscal policies.

IRWIN FINANCIAL CORPORATION
Selected Consolidated Financial Highlights

($'s in thousands, except per share data)	Q1-2002	Q1-2001	$ Change	% Change	Q4-2001
Net Interest Income	$44,415	$29,174	$15,241	52.2 %	$43,042
Provision for Loan and Lease Losses	(10,332)	(1,553)	(8,779)	(565.3)	(8,143)
Noninterest Income	55,908	62,036	(6,128)	(9.9)	82,847
Total Net Revenues	89,991	89,657	334	0.4	117,746
Noninterest Expense	74,559	74,882	(323)	(0.4)	98,822
Income before Income Taxes	15,432	14,775	657	4.4	18,924
Income Taxes	6,006	5,779	227	3.9	6,925
Income before Minority Interest	9,426	8,996	430	4.8	11,999
Minority Interest	(25)	0	(25)	na	(71)
Income before Cumulative Effect of Change in Accounting Principle	9,451	8,996	455	5.1	12,070
Cumulative Effect of Change in Accounting Principle, Net of Tax	495	175	320	182.9	0
Net Income	$9,946	$9,171	$775	8.5	$12,070
Dividends on Common Stock	$1,859	$1,376	$483	35.1	$1,384
Diluted Earnings Per Share (27,118 Weighted Average Shares Outstanding)	$0.39	$0.41	(0.02)	(4.9)	$0.53
Basic Earnings Per Share (24,221 Weighted Average Shares Outstanding)	0.41	0.44	(0.03)	(6.8)	0.57
Dividends Per Common Share	0.0675	0.0650	0.0025	3.8	0.0650
Common Stock Market Price:					
High	$19.15	$24.88	($5.73)	(23.0)	$22.08
Low	14.40	19.31	(4.91)	(25.4)	14.49
Closing	16.49	21.13	(4.64)	(22.0)	17.00
Net Charge-Offs	$2,278	$1,010	$1,268	125.5	$3,490

Performance Ratios - Year to Date:					
Return on Average Assets	1.15%	1.38%			1.39%
Return on Average Equity	14.67%	19.48%			21.03%

	March 31, 2002	March 31, 2001			December 31, 2001
Loans Held for Sale	$487,472	$851,090	($363,618)	(42.7) %	$502,086
Loans and Leases in Portfolio	2,277,846	1,317,161	960,685	72.9	2,137,747
Allowance for Loan and Lease Losses	30,335	13,622	16,713	122.7	22,283
Total Assets	3,543,269	2,873,111	670,158	23.3	3,431,896
Total Deposits	2,257,997	1,820,004	437,993	24.1	2,309,018
Shareholders' Equity	322,504	197,294	125,210	63.5	232,323
Shareholders' Equity available to Common Shareholders (per share)	11.66	9.26	2.40	25.9	10.84
Average Equity/Average Assets (YTD)	7.85%	7.11%			6.65%
Tier I Capital	$420,364	$262,492	$157,872	60.1	$294,891
Tier I Leverage Ratio	11.61%	9.78%			9.36%
Total Risk-based Capital Ratio	12.73%	12.59%			10.82%
Nonperforming Assets to Total Assets	0.68%	0.41%			0.68%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Mortgage Banking	Q1-2002	Q1-2001	$ Change	% Change	Q4-2001
Net Interest Income	$8,174	$3,210	$4,964	154.6 %	$12,235
Provision for Loan Losses	(150)	(23)	(127)	(552.2)	(124)
Loan Origination Fees	14,550	11,443	3,107	27.2	18,910
Gain on Sales of Loans	28,234	18,113	10,121	55.9	38,538
Gain (Loss) on Sale of Servicing	(93)	2,092	(2,185)	(104.4)	2,315
Loan Servicing Fees	14,734	12,570	2,164	17.2	14,961
Amortization and Impairment of Servicing Assets,					
Net of Hedging	(9,513)	(3,502)	(6,011)	(171.6)	(18,316)
Other Revenues	1,905	1,347	558	41.4	1,120
Total Net Revenues	57,841	45,250	12,591	27.8	69,639
Salaries, Pension, and Other Employee Expense	25,761	22,381	3,380	15.1	31,371
Other Expenses	14,999	12,511	2,488	19.9	17,916
Income Before Income Taxes	17,081	10,358	6,723	64.9	20,352
Income Taxes	6,742	4,200	2,542	60.5	7,558
Income Before Cumulative Effect of Change in Accounting Principle	10,339	6,158	4,181	67.9	12,794
Cumulative Effect of Change in Accounting Principle	0	175	(175)	(100.0)	0
Net Income	$10,339	$6,333	$4,006	63.3	$12,794
Total Mortgage Loan Originations:	$1,949,394	$1,891,203	$58,191	3.1	$2,837,698
Percent retail	35.57%	34.06%			37.83%
Percent wholesale	58.02%	61.47%			58.08%
Percent brokered	6.41%	4.47%			4.09%
Refinancings as a Percentage of Total Originations	53.83%	56.25%			64.48%

	March 31,				December 31,
	2002	2001			2001
Owned Servicing Portfolio Balance	$13,925,078	$9,329,451	$4,595,627	49.3 %	$12,875,532
Weighted average interest rate	7.15%	7.67%			7.23%
Delinquency ratio (30+ days):	6.26%	6.56%			7.80%
FNMA/FHLMC	2.19%	2.49%			2.54%
GNMA	7.95%	7.64%			9.62%
Servicing Asset	$239,292	$133,023	$106,269	79.9	$211,201

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Commercial Banking	Q1-2002	Q1-2001	$ Change	% Change	Q4-2001
Net Interest Income	$16,091	$10,309	$5,782	56.1 %	$14,858
Provision for Loan and Lease Losses	(2,170)	(800)	(1,370)	(171.3)	(3,495)
Other Revenues	4,345	3,123	1,222	39.1	4,178
Total Net Revenues	18,266	12,632	5,634	44.6	15,541
Salaries, Pension, and Other Employee Expense	7,100	5,966	1,134	19.0	6,227
Other Expenses	4,913	4,348	565	13.0	4,390
Income Before Income Taxes	6,253	2,318	3,935	169.8	4,924
Income Taxes	2,424	917	1,507	164.3	1,922
Net Income	$3,829	$1,401	$2,428	173.3	$3,002
Return on Average Equity	12.02%	8.04%			11.41%
Return on Average Assets	0.94%	0.47%			0.73%
Net Charge-offs	$715	$400	$315	78.8	$1,070
Net Interest Margin	4.10%	3.70%			3.77%

	March 31,				December 31,
	2002	2001			2001
Securities and Short-Term Investments	$56,700	$76,775	($20,075)	(26.1) %	$43,346
Loans and Leases	1,581,976	1,136,991	444,985	39.1	1,514,957
Allowance for Loan and Lease Losses	(16,099)	(9,628)	(6,471)	(67.2)	(14,644)
Interest-Bearing Deposits	1,336,825	1,033,935	302,890	29.3	1,282,503
Noninterest-Bearing Deposits	147,362	125,189	22,173	17.7	173,873
Commercial Loan Delinquency Ratio (30+ days):	0.06%	0.19%			0.38%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business
($'s in thousands)

Home Equity Lending	Q1-2002	Q1-2001	$ Change	% Change		Q4-2001
Residual Asset Interest Income	$9,279	$7,160	$2,119	29.6	%	$9,352
Interest Income - Unsold Loans and Other	8,854	7,463	1,391	18.6		5,170
Provision for Loan Losses	(6,578)	0	(6,578)	na		(1,736)
Trading Gains (Losses)	(7,303)	(10)	(7,293)	(72930.0)		(3,762)
Loan Origination Fees	778	97	681	702.1		765
Gain on Sales of Loans, Including Points and Fees	6,943	14,575	(7,632)	(52.4)		20,840
Servicing Income, net	1,871	2,426	(555)	(22.9)		2,377
Other Revenues	354	248	106	42.7		65
Total Net Revenues	14,198	31,959	(17,761)	(55.6)		33,071
Salaries, Pension, and Other Employee Expense	11,927	16,613	(4,686)	(28.2)		14,095
Other Expense	7,121	9,699	(2,578)	(26.6)		9,678
Income before Income Taxes	(4,850)	5,647	(10,497)	(185.9)		9,298
Income Taxes	(1,940)	2,259	(4,199)	(185.9)		3,719
Net Income	($2,910)	$3,388	($6,298)	(185.9)		$5,579
Loan Volume	$246,737	$180,756	$65,981	36.5		$346,851
Secondary Market Delivery	180,780	183,292	(2,512)	(1.4)		229,492
Return on Average Equity	-6.75%	16.29%				16.58%

	March 31,					December 31,
	2002	2001				2001
Home Equity Loans Held for Sale	$0	$321,569	($321,569)	(100.0)	%	$0
Home Equity Loans (On balance sheet)	406,055	$2,075	$403,980	19468.9		346,192
Allowance for Loan and Lease Losses	(8,119)	(500)	($7,619)	1523.8		(2,220)
Residual Asset	190,971	172,740	18,231	10.6		199,071
Managed Portfolio	1,999,166	1,708,885	290,281	17.0		2,064,542
Delinquency Ratio (30+ days)	4.98%	4.32%				5.07%
Managed Portfolio, including subservicing	$2,337,294	$1,893,181	$444,113	23.5		$2,317,975
Delinquency Ratio (30+ days)	4.99%	4.35%				5.25%

IRWIN FINANCIAL CORPORATION
Selected Financial Highlights By Line of Business (continued)
($'s in thousands)

Equipment Leasing	Q1-2002	Q1-2001	$ Change	% Change		Q4-2001
Net Interest Income	$3,392	$1,734	$1,658	95.6	%	$3,235
Provision for Loan and Lease Losses	(1,433)	(654)	(779)	(119.1)		(2,788)
Other Revenues	786	357	429	120.2		607
Total Net Revenues	2,745	1,437	1,308	91.0		1,054
Salaries, Pension, and Other Employee Expense	2,184	1,438	746	51.9		2,040
Other Expenses	712	692	20	2.9		705
Loss Before Income Taxes, Minority Interest, and Cumulative Effect of Change in Accounting Principle	(151)	(693)	542	78.2		(1,691)
Income Tax Benefit	(10)	(277)	267	96.4		(665)
Loss Before Minority Interest and Cumulative Effect of Change in Accounting Principle	(141)	(416)	275	66.1		(1,026)
Minority Interest	(26)	0	(26)	na		(28)
Loss Before Cumulative Effect of Change in Accounting Principle	(115)	(416)	301	72.4		(998)
Cumulative Effect of Change in Accounting Principle	495	0	495	na		0
Net Income (Loss)	$380	($416)	$796	191.3		($998)
Net Charge-Offs	$878	$461	$417	90.5		$1,709
Net Interest Margin	5.09%	4.33%				5.07%
Total Fundings of Loans and Leases	$39,679	$33,923	$5,756	17.0		$46,356

	March 31,				December 31,
	2002	2001			2001
Investment in Loans and Leases	$278,350	$170,654	$107,696	63.1	$264,827
Allowance for Loan and Lease Losses	(5,141)	(2,591)	(2,550)	(98.4)	(4,587)
Weighted Average Yield	10.80%	11.49%			10.77%
Delinquency ratio (30+ days)	1.41%	1.59%			2.02%

Venture Capital	Q1-2002	Q1-2001	$ Change	% Change		Q4-2001
Net Interest Income after Provision for Loan Losses	$11	($140)	$151	107.9	%	$13
Mark to Market Adjustment on Investments	(1,465)	(2,500)	1,035	41.4		(5,742)
Other Revenues	192	250	(58)	(23.2)		89
Total Net Revenues	(1,262)	(2,390)	1,128	47.2		(5,640)
Operating Expenses	164	114	50	43.9		129
Loss Before Income Taxes	(1,426)	(2,504)	1,078	43.1		(5,769)
Income Tax Benefit	(571)	(1,059)	488	46.1		(2,319)
Net Loss	($855)	($1,445)	$590	40.8		($3,450)

	March 31,				December 31,
	2002	2001			2001
Investment in Portfolio Companies (cost)	$11,137	$7,206	$3,931	54.6	$10,696
Mark to Market Adjustment	(5,401)	4,008	(9,409)	(234.8)	(3,936)
Carrying Value - Portfolio Companies	$5,736	$11,214	($5,478)	(48.8)	$6,760